FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on October 4, 2012, by Panasonic Corporation (the registrant), announcing about the damage to the Chinese manufacturing sites of the Panasonic Group (2nd Report).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: October 4, 2012

October 4, 2012

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Atsushi Hinoki (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
(Tel: +44-20-3008-6887)

About the Damage to the Chinese Manufacturing Sites of the Panasonic Group (2nd Report)

Osaka, Japan, October 4, 2012 – The damage to the Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) group manufacturing sites caused by the anti-Japan demonstrators in China in September is as detailed below.

1. Injury to personnel

There were no injuries to personnel.

2. Damage to buildings and equipment, and negative impact on production

(1)	Industrial Devices Company, Qingdao factory (manufacturing electronic components such as switches)

There was damage to the building, equipment, etc. The operations excluding certain products at the factory have restarted. We expect to restart the full production in the middle of October.

(2)	Industrial Devices Company, Suzhou factory (manufacturing printed-circuit board materials and printed-circuit boards)

Despite some damage to the building, equipment, etc., there was no major damage to production equipment. The operations at the factory restarted from September 21.

(3)	Systems & Communications Company, Zhuhai factory (manufacturing fixed-line phone)

The factory had stopped operation and employees had stayed at home, since approximately 10 Chinese employees made a protest. The most of operations at the factory restarted from September 25.

3. Forecast of effect by the damage to our business performances

There shall be no effect associated to property damage on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2013.

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